CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

September 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Attn: Anuja A. Majmudar and Karina Dorin

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated September 7, 2022 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) to David Yeager, Chairman and Chief Executive Officer of Hub Group, Inc. (“Hub Group”, the “Company” or “we”), in regard to our August 19, 2022 response to the Staff’s comment letter regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) that was filed on February 25, 2022.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K.

We respectfully request confidential treatment of certain bracketed information in this letter pursuant to Rule 83 promulgated by the SEC, 17 C.F.R. sec. 200.83.  This letter is accompanied by a request for confidential treatment because of the commercially sensitive nature of the bracketed information.  A redacted version of this letter will be filed on EDGAR, omitting the confidential information.  The Company respectfully requests that the SEC provide timely notice to the Company before it permits any disclosure of the bracketed information contained in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY HUB GROUP, INC. 2001 Hub Group Way | Oak Brook, IL 60523 | hubgroup.com 1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

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We note your response to prior comment 3. Please explain to us with greater specificity how your risk factor titled "We operate in a highly competitive industry and our business may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors" addresses increased competition to develop innovative new services that result in lower emissions. In addition, you state that demand for services is generally tied to overall market activity, but that you cannot predict whether climate change will or could negatively impact the overall U.S. economy. You also state that you have not faced adverse reputational impact related to greenhouse gas emissions, but that stakeholders’ views are evolving. Please tell us what consideration you have given to including disclosure addressing these risks.

Hub Group’s Response to Comment 1

As required under Item 303 of Regulation S-K, the Company assesses whether any trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on the Company’s financial condition or results of operations.

In undertaking its assessment of whether or not to discuss, pursuant to Item 303, the extent competitive pressures exist to develop innovative new services that lower emissions, we have determined that the Company’s financial condition and results of operations have not been materially affected and will likely not be materially affected in the foreseeable future. We base this conclusion on our understanding of how our existing and potential customers choose logistic suppliers like the Company primarily based on price, transit time and reliable service.  Additionally, we monitor the service offerings of our competition and are not currently aware of an alternative lower emission service that is being provided to shippers. The Company will, however, undertake to supplement “other competitive factors” in its future risk factor disclosures to include a description of then existing competitive pressures on the Company to offer lower emission services and the potential impact such pressures may have on the Company.  Other competitive factors could include increased competition resulting from innovative new services that result in lower emissions. For example, if a competitor were able to broadly deploy electric tractors with supporting infrastructure at a price to customers that is comparable to the price we charge our customers for conventional (i.e., diesel powered) service, then our business may suffer if shippers prefer a comparable, lower emission service that is offered at the same price point as a service that generated higher emissions.  As previously noted, when shipping from the same starting point to the same destination, our intermodal service offering provides shippers with a lower emission, lower cost alternative as compared to shipping over the road by truck, albeit the intermodal shipment may take longer.  If shippers begin placing a greater value on lower emissions relative to price and delivery time, then our business could suffer if a competitor offered an innovative service that further reduced emissions in intermodal (e.g., by only using electric tractors for drayage).  However, we have no reason to expect this change in preference is imminent and we are uncertain whether this change will occur in the future.

CONFIDENTIAL TREATMENT REQUESTED BY HUB GROUP, INC. 2001 Hub Group Way | Oak Brook, IL 60523 | hubgroup.com 2

Regarding consideration of (a) whether climate change will or could negatively impact the overall U.S. economy and (b) the potential for adverse reputational impact to the Company related to greenhouse gas emissions, the Company has confirmed that the Company’s financial condition and results of operations have not been affected and will likely not be materially affected in the foreseeable future by either risk.  Our Risk Factors in our most recent Form 10-K include a risk related to adverse economic and other conditions in the U.S. and a risk related to unfavorable publicity affecting our reputation. The Company intends to continue to consider these issues, as well as other factors, that are inherent in the Company’s assessment of the broader topic of climate change-related risks.  The Company agrees to undertake to supplement future risk factors to include that the overall U.S. economy could negatively be impacted by climate change.  As discussed, while the Company has not and does not expect to experience adverse reputational impact related to greenhouse gas emissions, the Company recognizes the evolving significance of this subject and intends to address the risk related to stakeholder expectations regarding climate change in subsequent risk factor disclosures.

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Your response to prior comment 4 indicates that you have risk factor disclosure discussing the impact severe weather may have on your business and financial results. Please tell us how your disclosure addresses how your financial condition and operating results could be impacted to the extent your customers or suppliers are impacted by severe weather events or revise to provide this type of disclosure. In addition, please tell us if there has been any weather related impacts on the availability of insurance, quantify the cost of insurance for each of the periods for which financial statements are presented in your Form 10-K, and tell us whether your insurance cost is expected to increase in the future.

Hub Group’s Response to Comment 2

The Company’s risk factor disclosure relating to the impact of severe weather focuses on the potential impact of severe weather on the Company’s operations and assets.  In our prior response to comment 4, we also discussed an example of the impact on the Company resulting from severe weather disrupting one of our key suppliers, a railroad.  We acknowledge that a reduction in demand for our services resulting from a severe weather event that disrupts our customers’ operations could also have a negative impact on our financial results. However, because of the geographic breadth of our sources of customer revenue we believe the likelihood of multiple, contemporaneous severe weather events across the geographic markets we serve is low such that this risk currently is immaterial.  The Company will continue to monitor changes in the severity and frequency of extreme weather events, including disruptions to our customers and suppliers, and will address the impact such disruptions could have on the Company in future disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY HUB GROUP, INC. 2001 Hub Group Way | Oak Brook, IL 60523 | hubgroup.com 3

Regarding the Staff’s comments regarding insurance, we have been advised by our insurance broker that underwriters have not indicated that weather has impacted the availability of, or premiums for, insurance for the Company nor do they currently expect that weather will impact the Company’s insurance cost in the foreseeable future.  The cost of premiums paid for the Company’s insurance policies for the years ended December 31, 2021, 2020 and 2019 were $[***], $[***], and $[***] respectively.  The cost of insurance premiums for the Company’s overall insurance program in the relevant periods is not material.  For example, in 2021, the cost of all insurance premiums was $[***] compared to the Company’s total operating costs of $3.994 billion.  In addition, the vast majority of the cost of the Company’s insurance policies relates to auto liability and workers’ compensation insurances, which we do not believe are materially impacted by climate change.  The cost of insurance premiums also includes premiums paid for coverages such as cyber and D&O which we also believe are not likely to be impacted by climate change.   The cost of premiums in 2021 for Property and Equipment and Catastrophic Loss coverages, which we believe may be potentially more susceptible to weather events (the severity and frequency of which may be impacted by climate change), were $[***], an even less material amount.

On behalf of Hub Group, I thank you for your consideration of our response.

Sincerely,

/s/ Geoffrey DeMartino
Geoffrey DeMartino
Executive Vice President, Chief Financial Officer and Treasurer

CONFIDENTIAL TREATMENT REQUESTED BY HUB GROUP, INC. 2001 Hub Group Way | Oak Brook, IL 60523 | hubgroup.com 4